of the gods (dba LIXIR)

(a California Corporation)

Reviewed Financial Statements
As of the fiscal year ended April 30, 2024
and April 30, 2023

Reviewed by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

of the gods (dba LIXIR)

Table of Contents











Alice CPA

Independent Accountant's Review Report

October 22, 2024
To: Board of Directors of *of the gods (dba LIXIR)*
Attn: Collin McKenna, CEO
Re: FY2024 and 2023 Financial Statement Review– *of the gods (dba LIXIR)*

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of *of the gods (dba LIXIR)* (the "Company"), which comprise the balance sheet as of April 30, 2024 and April 30, 2023 and the related statements of income, equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of *of the gods (dba LIXIR)* for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
October 22, 2024

229 Park Ave S, Suite 70037
New York, New York 10003-1502

Info@Alice.CPA

Of the Gods (dba Lixir)
BALANCE SHEETS
For the Fiscal Years Ended April 30, 2024 and 2023
(Unaudited)

ASSETS		2024		2023
Current Assets				
Cash and cash equivalents	$	57,337	$	25,204
Inventory		48,598		-
Total Current Assets		105,934		25,204
Other Assets		-		-
Total Assets	$	105,934	$	25,204
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accrued expenses	$	13,994	$	-
Convertible notes - Principal and Accrued interest		27,175		25,170
Total Current Liabilities		41,170		25,170
Long-Term Liabilities		-		-
Total Liabilities		41,170		25,170
Stockholders' Equity				
Common Stock, $0 par value		320,354		30,414
Retained Earnings		(255,589)		(30,379)
Total Stockholders' Equity		64,765		34
Total Liabilities and Stockholders' Equity	$	105,934	$	25,204

The accompanying footnotes are an integral part of these financial statements.

Of the Gods (dba Lixir)
INCOME STATEMENTS
For the Fiscal Years Ended April 30, 2024 and 2023
(Unaudited)

	2024		2023	
Revenues	$	3,308	$	25
Cost of Goods Sold	$	(11,609)	$	-
Gross Profit	$	(8,301)	$	25
Operating Expenses				
Advertising and marketing		29,386		11,818
General and administrative		32,845		3,967
Salaries and wages		36,550		150
Rent		1,200		-
Supplies and materials		16,395		117
Professional services		47,382		9,682
Contractors		43,392		3,500
Depreciation and amortization		-		-
Total Operating Expenses		207,150		29,234
Other Income				
Interest expense		(2,005)		(170)
Total Other income (expense)		(2,005)		(170)
Net Income (Loss)	$	(217,456)	$	(29,379)

The accompanying footnotes are an integral part of these financial statements.

Of the Gods (dba Lixir)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Fiscal Years Ended April 30, 2024 and 2023
(Unaudited)

	Common Stock		Retained Earnings/	Total Stockholders'
	Shares	Value	(Accumulated Deficit)	Equity
Balance as of April 27, 2022	-	$ -	$ -	$ -
Issuance of Common Stocks	888,000	30,414	-	30,413.80
Shareholder distributions	-	-	(1,000)	(1,000.00)
Net loss	-	-	(29,379)	(29,379)
Balance as of April 30, 2023	888,000	30,414	(30,379)	34
Issuance of Common Stocks	65,970	289,940	-	289,940
Shareholder distributions	-	-	(7,753)	(7,753)
Net loss	-	-	(217,456)	(217,456)
Balance as of April 30, 2024	953,970	$ 320,354	$ (255,589)	$ 64,765

The accompanying footnotes are an integral part of these financial statements.

Of the Gods (dba Lixir)
STATEMENTS OF CASH FLOWS
For the Fiscal Years Ended April 30, 2024 and 2023
(Unaudited)

	2024	2023
Cash Flows from Operating Activities		
Net Income (Loss)	$ (217,456)	$ (29,379)
Changes in operating assets and liabilities:		
Inventory	(48,598)	-
Accounts payable	13,994	-
Accrued Interest	2,005	170
Net cash provided by (used in) operating activities	(250,054)	(29,210)
Cash Flows from Investing Activities		
Net cash used in investing activities	-	-
Cash Flows from Financing Activities		
Issuance of Convertible note	-	25,000
Issuance of Common Stock	282,187	29,414
Net cash used in financing activities	282,187	54,414
Net change in cash and cash equivalents	32,132	25,204
Cash and cash equivalents at beginning of period	25,204	-
Cash and cash equivalents at end of period	$ 57,337	$ 25,204

The accompanying footnotes are an integral part of these financial statements.

OF THE GODS (DBA LIXIR)
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2024, AND 2023
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Of the Gods (Company) was formed in the State of California on April 22, 2022.   The Company operates in the hard beverage industry and quality mead (honey alcohol) beverages to the market.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses as a result of cash in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Receivables and Credit Policy

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for accounts receivable. As of April 30, 2024, and 2023, the

OF THE GODS (DBA LIXIR)
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2024, AND 2023
(UNAUDITED)

Company has not recorded an allowance due to limited sales.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

As of April 30, 2024, and 2023 sales were all made in person and recognized upon sale. No deferred sales have been recorded.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – INVENTORY

Inventory on April 30, 2024, and 2023 consists of the following:

OF THE GODS (DBA LIXIR)
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2024, AND 2023
(UNAUDITED)

	April 30, 2024	April 30, 2023
Finished Goods	$ 0	$ 0
Work in progress	31,374	0
Total	$ 31,374	$ 0

NOTE 4 – NOTES PAYABLE

Convertible Notes

In March 2023, the Company issued a convertible note totaling $25,000. The Note is automatically convertible into common stock within 36 months of the completion of an equity financing event ("Qualified Financing"). The conversion price is the lesser of 80% of the price per unit of common stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $5,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing. As of April 30, 2024, and April 30, 2023, the convertible note is still outstanding and has accrued $27,175 and $25,170 of accumulated interest payable, respectively.

NOTE 5 – EQUITY

Common Stock

The Company authorized 10,000,000 shares of common stock with no stated par value. Common stock has one vote for each share of common stock held on all voting matters.

NOTE 6 – INCOME TAXES

The Company recognizes deferred tax assets and liabilities for the tax effects of differences between the financial statements and tax basis of assets and liabilities. A valuation allowance is established to reduce the deferred tax asset if it is more likely than not that a deferred tax asset will not be realized.

The components of income tax provision related to continuing operations are as follows at April 30, 2024:

Current tax expense (benefit):		
Federal	$	0
State		0
		0
Deferred tax expense (benefit):		
Federal		-
State		-
		-

OF THE GODS (DBA LIXIR)
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2024, AND 2023
(UNAUDITED)

Total income tax expense	$ 0

The components of net deferred tax assets that have been presented in the Company's financial statements, assuming a 21% tax rate, are as follows at April 30, 2024:

Deferred tax assets:

Net operating loss	272,813
Total deferred tax assets	$ 272,813

Deferred income tax liabilities:

Total deferred income tax liabilities	(0)
Less: valuation allowance	(272,813)
Net deferred tax assets	$ -

The Company records a valuation allowance to reduce deferred tax assets, based on the weight of the available evidence, if it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining the need for a valuation allowance, an assessment of all available evidence both positive and negative was required.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of April 30, 2024.

The Company holds no lease commitments as of April 30, 2024.

NOTE 8 – SUBSEQUENT EVENTS

Capital Raising

The Company has raised an additional $210,000 in capital investments as of the date of managements evaluation. The capital investments vary from common stock issuances and convertible notes issued at various valuations and price per shares.

Management's Evaluation

Management has evaluated subsequent events through October 22, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified, except for those listed above, which require adjustment or disclosure in the financial statements.